Exhibit 99.1

AINSWORTH LUMBER CO. LTD.

PRESS RELEASE

Ainsworth Commences Offer to Refinance its Senior Unsecured Notes and

Concurrent Private Placement of Senior Secured Notes

Vancouver, BC, February 15, 2008 – Ainsworth Lumber Co. Ltd. (TSX: ANS) (the

"Company") today announced that is has commenced an exchange offer (the "Exchange Offer") for any and all of its outstanding US$153.5 million aggregate principal amount of Senior Unsecured Floating Rate Notes due 2010, US$275 million aggregate principal amount of 7.25% Senior Unsecured Notes due 2012, US$75 million aggregate principal amount of Senior Unsecured Floating Rate Notes due 2013, US$210 million aggregate principal amount of 6.75% Senior Unsecured Notes due 2014 and US$110 million aggregate principal amount of 6.75% Senior Unsecured Notes due 2014 (collectively, the "Existing Notes"). Pursuant to the Exchange Offer, holders of Existing Notes may exchange their Existing Notes for the Company's 14% Senior Secured Second Lien Notes due June 24, 2014, which will be issued in an aggregate principal amount of up to US$596.0 million (the "New Notes"). When issued, the New Notes will be the Company's senior obligations and are intended to be secured by a second priority lien on real property, plant and equipment, other than certain excluded assets, and a third priority lien on the inventory and accounts receivable currently pledged under our existing term loan credit facility. The New Notes will be unconditionally guaranteed by the Company's material subsidiaries.

In connection with the Exchange Offer, the Company is also soliciting consents (the "Consent Solicitation") from holders of the Existing Notes to certain amendments to the respective indentures governing the Existing Notes, including the removal of substantially all of the restrictive covenants and certain events of default.

The Exchange Offer is conditioned upon, among other things, the holders of at least 50.1% of the aggregate outstanding principal amount of Existing Notes tendering Existing Notes in the Exchange Offer and the holders of not less than a majority in the aggregate outstanding principal amount of each class of Existing Notes that vote together for purposes of effecting amendments delivering consents in the Consent Solicitation. Holders of approximately one third of the Existing Notes have agreed with the Company to tender their Existing Notes in the Exchange Offer and deliver consents in the Consent Solicitation.

The Exchange Offer and Consent Solicitation will expire at 12:00 a.m., New York City time, on March 14, 2008, unless extended or withdrawn. Holders must tender their Existing Notes prior to this date if they wish to participate in the Exchange Offer. Holders who tender and do not validly withdraw their Existing Notes prior to February 29, 2008 will also be entitled to receive, as part of the total consideration, an early participation payment of US$50 in aggregate principal amount of New Notes for each US$1,000 aggregate principal amount of Existing Notes that are tendered.

Concurrent with the Exchange Offer and Consent Solicitation, the Company is offering US$50 million aggregate principal amount of its Senior Secured First Lien Notes due 2014 to "qualified institutional buyers" in the United States and "accredited investors" in Ontario, Canada (the "Concurrent Offering"). The net proceeds of the Concurrent Offering will be used for working capital and general corporate purposes. Certain holders of Existing Notes have agreed to backstop the Concurrent Offering. As consideration for their agreement to backstop the

Concurrent Offering, these holders will receive warrants to purchase up to 7,887,998 of the Company's common shares (representing approximately 35% of the Company's currently outstanding common shares assuming full exercise of the warrants), at an exercise price of Cdn$0.01 per share. The number of common shares into which the warrants may be exercised will be adjusted proportionately if the Company issues common shares or securities convertible into common shares at less than 95% of the then fair market value of the common shares on the TSX. In addition, the Company will not, without the prior consent of the holders of the warrants, issue any common shares from treasury if such issuance would result in the aggregate number of common shares into which the warrants may be exercised being less than 25% of the Company's outstanding common shares after giving effect to the exercise of the warrants.

The warrants will expire on June 24, 2014 and are exercisable during a period beginning on the earlier of (i) the date that is three years and six months from the closing of the Concurrent Offering, and (ii) the date that is three business days following the first public announcement of the Company's quarterly or annual results which report Adjusted EBITDA for the preceding twelve months in excess of Cdn$200 million.

The Company has the right to redeem the warrants in full prior to the date that is five years following the date of issuance of the warrants at a price equal to the product of (i) the average closing price of the Company's common shares for the 90 days prior to the date of redemption, less the exercise price per share of the warrants, and (ii) the number of common shares into which the warrants are exercisable, subject to a redemption floor of Cdn$3.93 per warrant (Cdn$31 million if all of the warrants are redeemed) that increases 18% per year until the warrants are redeemed. The warrants are transferable in whole or in part, except to certain industry participants. Issuance of the warrants is conditioned upon the closing of the Concurrent Offering.

Disinterested shareholders holding more than 50% of the Company's voting securities have consented in writing to the issuance of the warrants. As a result, the Company is exempt from the TSX requirement to hold a meeting of securityholders to obtain approval of the issuance of the common shares underlying the warrants.

Barclays Capital Inc. is acting as a financial advisor to the Company in connection with the Exchange Offer and Consent Solicitation, and Global Bondholder Services Corporation is acting as Exchange Agent and Information Agent in connection with the Exchange Offer and Consent Solicitation.

Full details of the terms and conditions of the Exchange Offer and Consent Solicitation are included in the Company's Offering Memorandum and Consent Solicitation Statement dated February 15, 2008, copies of which are available from Global Bondholder Services Corporation by calling (212) 430-3774 or toll-free at (866) 470-4300.

This news release is not an offer to buy or the solicitation of an offer to sell the Existing Notes and is not an offer to sell or the solicitation of an offer to buy the New Notes. The Exchange Offer and Consent Solicitation are being made only pursuant to the Company's Offering Memorandum and Consent Solicitation Statement.

The Senior Secured First Lien Notes due 2014 have not been and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release is not an offer to sell or the solicitation of an offer to buy the Senior Secured First Lien Notes due 2014 in the United States or any other jurisdiction.

Ainsworth Lumber Co. Ltd.
Robert Allen
Chief Financial Officer
(604) 661-3200